SECURI 05037811 ISSION

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SEC FILE NUMBER
8- 030469

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Rothman Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Neshaminy Interplex - Suite 102
(No. and Street)

Trevose (City) PA (State) 19047 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore G. Rothman 215 245-2141
(Area Code – Telephone No.)

SEC RECEIVED FEB 2 8 2005 WASH, D.C. 185

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore G. Rothman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothman Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Rothman Securities, Inc.

We have audited the accompanying statement of financial condition of Rothman Securities, Inc. as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rothman Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 22, 2005

Sanville & Company
Certified Public Accountants

ROTHMAN SECURITIES, INC.
Statement of Financial Condition
December 31, 2004

ASSETS	
Cash	$ 37,317
Securities owned:	
Registered investment companies shares, at market value	81,239
Commissions receivable	116,383
Furniture and equipment, at cost less accumulated depreciation of $42,461	3,747
Total assets	$ 238,686
LIABILITIES AND STOCKHOLDERS' EQUITY	
Accounts payable and accrued expenses	$ 32,740
Accrued pension plan contribution	5,591
Total liabilities	38,331
Commitments and contingent liabilities	
Stockholders' Equity:	
Preferred stock, $10 par value, authorized 100 shares issued and outstanding - 100 shares	1,000
Additional paid-in capital	185,663
Retained earnings	13,692
Total stockholders' equity	200,355
Total liabilities and stockholders' equity	$ 238,686

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2004

REVENUE		
Commissions	$	804,219
Unrealized gain on securities owned		20,297
Interest		7
Total revenue		824,523
EXPENSES		
Commissions		360,864
Salaries and other employment costs		182,517
Occupancy costs and office expense		48,483
Communications		10,643
Regulatory fees and expenses		50,220
Travel and entertainment		16,768
Professional fees		25,846
Equipment rental		14,254
Depreciation		5,992
Other		5,653
Total expenses		721,240
Income before income taxes		103,283
Provision for income taxes		-
Net income	$	103,283

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2004

	Preferred Stock Shares	Preferred Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2004	100	$ 1,000	$ 185,663	$ (89,591)	$ 97,072
Capital contribution	-	-	-	-	-
Net income	-	-	-	103,283	103,283
Balance at December 31, 2004	100	$ 1,000	$ 185,663	$ 13,692	$ 200,355

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2004

Subordinated borrowings at January 1, 2004	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2004	$	-

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:		
Net income	$	103,283
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		5,992
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Securities owned		(20,804)
Commissions receivable		(90,298)
Salesman draw in excess of commissions		34,239
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		15,265
Accrued pension plan contribution		(25,387)
Net cash provided by operating activities		22,290
Cash flows from investing activities:		
Purchase of property and equipment		(3,070)
Net cash used in investing activities		(3,070)
Net increase in cash		19,220
Cash at beginning of year		18,097
Cash at end of year	$	37,317
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest paid	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Rothman Securities, Inc. (the "Company") is a Pennsylvania corporation which is a registered securities broker-dealer that has agreed to limit its business to the sale of shares of registered investment companies and variable annuities. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue - Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date basis.

Property and Depreciation - Furniture and equipment are depreciated generally on an accelerated basis over their estimated useful lives (three to seven years).

Fair Value of Securities - The market value of securities owned, consisting of registered investment companies' shares, is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3. INCOME TAXES

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision of liability for federal income taxes has been included in the financial statements.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (k)(1) of SEC Rule 15c3-3. No customer accounts are maintained and transactions are limited to sales and redemption of securities of registered investment companies and/or variable annuities.

5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004 the Company had net capital and capital requirements of $104,590 and $5,000, respectively. The Company's net capital ratio was .37 to 1.

6. PENSION AND OTHER POST RETIREMENT BENEFIT PLAN

The Company has a qualified non-contributory defined-benefit retirement plan covering substantially all of its employees. The plan benefits are based on years of service and the employees' compensation. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The following table sets forth the changes in benefit obligations, changes in plan assets and components of net periodic benefit cost for the pension:

Changes in Benefit Obligations:		
Benefit Obligation at Beginning of Year	$	239,138
Service Cost		3,407
Interest Cost		19,859
Actuarial Gain		68,575
Benefits Paid		-
Benefit Obligation at End of Year	$	330,979
Change in Plan Assets:		
Fair Value of Plan Assets at Beginning of Year	$	226,024
Actual Return on Plan Assets		23,376
Employer Contribution		42,500
Plan Participants' Contributions		-
Benefits Paid		-
Fair Value of Plan Assets at End of Year	$	291,900
Funded Status:		
Benefit obligation at end of year	$	330,979
Less: Fair Value of Plan Assets at End of Year		291,900
Funded Status		(39,079)
Unrecognized Net Actuarial Gain		77,260
Unrecognized Transition Cost		162,531
Unrecognized Prior Service Cost		(206,303)
Accrued Benefit Liability	$	(5,591)

6. PENSION AND OTHER POST RETIREMENT BENEFIT PLAN (Continued)

Weighted – Average assumptions as of December 31, 2004:		
Discounted rate		6%
Expected rate of return on plan assets		6%
Rate of compensation increase		0%

Components of net periodic benefit cost:		
Service cost	$	3,407
Interest cost		19,859
Expected return on plan assets		(14,539)
Amortization of transition		13,545
Amortization of (gain) loss		4,765
Amortization of prior service cost		(9,924)
Net periodic benefit cost	$	17,113

In the development of the expected long-term rate of return the Company and the plan Trustee evaluated input from its third party pension plan service company including their review of asset class return expectations and long-term inflation assumptions.

The Trustee of the plan uses a diversified approach for its investment strategy, using different low risk investments in various mutual fund classes. Dollar cost averaging is utilized by periodic contributions.

At December 31, 2004 plan assets by asset category were as follows:

Equity Securities Mutual Funds – 72%
Money Market Mutual Funds – 28%

It is the Company's policy to invest pension plan assets in a diversified portfolio consisting of asset classes within targeted allocation ranges.

The Company expects to contribute $42,500 to its defined benefit plan in 2005.

6. PENSION AND OTHER POST RETIREMENT BENEFIT PLAN (Continued)

The following estimated future benefit payments, which reflect expected future service, are expected to be paid in the years indicated:

Years	Amount
2005	$34,596
2006	34,596
2007	34,596
2008	34,596
2009	34,596
2010-2014	172,980

7. RELATED PARTY TRANSACTIONS

The Company's majority stockholder also operates the Rothman Agency (Agency), an unincorporated business that is an insurance brokerage firm. The offices occupied by the Company were leased in the name of the Rothman Agency, the related entity until May of 2004. As a result of an informal management agreement between the Company and Agency, the Company paid office rent of $12,194 for the year ended December 31, 2004. (See note 8).

The Company pays a vehicle lease that is in the name of the majority stockholder under another informal agreement. The lease expense on this lease, classified as an operating lease, was $14,254 for the year ended December 31, 2004.

The Company's minority stockholder is a commission only salesman for the Company. Commissions paid for the year ended December 31, 2004 totaled $264,500. At December 31, 2004, the stockholder was due $16,545 of commissions that were earned, net of commissions advanced.

8. LEASE COMMITMENTS AND CONTINGENCIES

The Company leases office space through a lease that expires in April of 2009. (See note 7) The future minimum lease payments required under the aforementioned lease and agreement for the years ended December 31 are as follows:

2005	$	32,151
2006		32,983
2007		33,814
2008		34,646
2009		11,641
	$	145,235

8. LEASE COMMITMENTS AND CONTINGENCIES (Continued)

Total rent expense paid through the informal agreement identified in note 7 and the lease identified in note 8 was $27,293 for the year ended December 31, 2004.

9. LITIGATION

The Company was named a defendant in two customer complaints. The first customer complaint in which the Company prevailed was heard in federal court. The second customer complaint was filed with the NASD dispute resolution. The complaint was settled by the Company's insurance carrier through NASD mediation.

The two stockholders and principals of the Company, without admitting or denying the allegations agreed to a Letter of Acceptance, Waiver and Consent ("AWC") with the NASD. The AWC included the payment of a $50,000 fine by the Company on behalf of the stockholders and principals.

Schedule I

ROTHMAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2004

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	200,355
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		200,355
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable - non-allowable portion		79,970
Furniture and equipment, net		3,747
Total non-allowable assets		83,717
Net Capital before haircuts on securities positions		116,638
Investment securities:		
Registered investment companies shares		12,048
Net Capital	$	104,590

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition

Accounts payable and accrued expenses	$	32,740
Accrued pension plan contribution		5,591
Total aggregate indebtedness	$	38,331
Percentage of aggregate indebtedness to Net Capital		37%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

ROTHMAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $38,331)	$	2,555
Minimum dollar Net Capital requirement of reporting broker or dealer	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	99,590
Excess Net Capital at 1000%	$	100,757

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

The difference between the above computation and the computation included in the Company's unaudited FOCUS report (Form X-17a-5) as of December 31, 2004 is primarily due to:

Net Capital per unaudited FOCUS filing on December 31, 2004	$	80,653
Increase in allowable commissions receivable		4,184
Increase in accounts payable and accrued expenses		(5,634)
Decrease in accrued pension plan liability		25,387
Net Capital per above	$	104,590

ROTHMAN SECURITIES, INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Rothman Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Rothman Securities, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
February 22, 2005